Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - April 14, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	PetroKazakhstan Dispute with Lukoil

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) announces that it has reviewed the Press Release issued by Lukoil Overseas Holding Ltd. on April 13th 2005 and has now received a copy of the Request for Arbitration filed with the Arbitration Institute of the Stockholm Chamber of Commerce by Lukoil Overseas Kumkol BV and Turgai Petroleum against PetroKazakhstan.

Lukoil Overseas Holding Ltd, a company registered in the British Virgin Islands, is managed and controlled by Lukoil, a company incorporated in Russia and owns through a series of offshore subsidiaries, 100% of Lukoil Overseas Kumkol BV, a company registered in the Netherlands (together “Lukoil”).

Turgai Petroleum is itself owned 50/50 by PetroKazakhstan and Lukoil Overseas Kumkol BV and is the license holder on the Kumkol North field. PetroKazakhstan Kumkol Resources (“PKKR”) is the operating subsidiary of PetroKazakhstan in Kazakhstan, is registered in Kazakhstan and is the license holder of the Kumkol South field. Kumkol North and Kumkol South are contiguous and were covered by a single license until the formation of the Turgai Petroleum joint venture in 1995.

PetroKazakhstan considers that Lukoil has breached the confidentiality provisions of the Turgai Petroleum Shareholders’ Agreement by repeatedly disclosing publicly its version of its ongoing disputes with PetroKazakhstan regarding the operations of Turgai Petroleum.

PetroKazakhstan believes that as a result of Lukoil’s Press Release and in compliance with applicable security regulations and notwithstanding the confidentiality provisions of the Shareholders’ Agreement, it is obliged to provide to its shareholders the following additional information regarding ongoing litigation with Lukoil.

On July 6, 2004, PetroKazakhstan filed a Request for Arbitration with the Arbitration Institute of the Stockholm Chamber of Commerce against Lukoil seeking compensation for lost profits which PetroKazakhstan would have received as a 50% shareholder of Turgai Petroleum but for Lukoil’s failure to finance the joint venture as provided under the Foundation Agreements of the Joint Venture and for Lukoil’s actions in violation of corporate governance obligations and tender approval requirements. Preliminary amount of the damage claims by PetroKazakhstan indicated to the Arbitration Institute was $200 million. Under the agreed schedule of arbitration proceedings, PetroKazakhstan is due to file its final statement of claim by April 22, 2005 and Lukoil is due to respond by June 30, 2005.

On July 21, 2004, PetroKazakhstan Kumkol Resources (PKKR) filed a claim in the District Court of Amsterdam against Lukoil for damages suffered by PKKR as a result of unlawful actions by the Lukoil related to the shut-in of certain wells located at the border of the Kumkol North and the Kumkol South fields. The preliminary amount of the claim, as at the date of the filing, was an initial $65 million. This amount increases daily as the production of Kumkol South continues to be partly constrained.

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425

The Company believes that the recent Lukoil request for Arbitration is a retaliatory response to the initial PetroKazakhstan legal actions filed in July 2004

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425